Room 4561
						September 2, 2005


Mr. Gerald J. Burnett
Chief Executive Officer
Avistar Communications Corporation
555 Twin Dolphin Drive
Suite 360
Redwood Shores, CA  94065

Re:	Avistar Communications Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 25, 2005
	File No. 000-31121

Dear Mr. Burnett:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9a.  Controls and Procedures, page 43
1. We note your disclosure that "our Chief Executive Officer and our
Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the
Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosures under Item
9A.

Note 2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents and Short-term Investments, page F-9
2. We note that you reclassified certain auction rate securities from cash and cash equivalents to short-term investments in 2003 and it appears that this change was made in order to comply with existing generally accepted accounting principles (i.e. SFAS 95). Tell us what consideration you gave to disclosing the reasons for this change and the amounts reclassified in your Consolidated Balance Sheets and Consolidated Statement of Cash Flows. In addition, tell us how you considered this change when evaluating the effectiveness of your disclosure controls and procedures and your disclosures under Item 308(c) changes in internal controls over financial reporting.
3. Tell us whether you held investments in auction rate securities in fiscal 2002, and if so, what consideration you gave to making the same reclassifications in your 2002 cash flow statement.

Revenue Recognition, page F-11
4. We note from your revenue recognition policy disclosure that when the Company provides installation services, the product and installation revenue is recognized upon completion of the installation process and receipt of customer confirmation. Tell us the following as it relates to your arrangements that include installation of "product":

a. Describe the installation services you provide to customers and the period over which installation services are provided from the date of shipment of your "product";

b. How (if) you have determined the fair value of your installation services;

c. When you refer to "products" are you referring to more than one product or service? If so, tell us the nature of the arrangements that include these multiple elements, how you recognize revenue and determine fair value for each element and the authoritative accounting literature you apply in accounting for these arrangements;

d. Explain what you mean by "customer confirmation" and whether
uncertainty exists   about receiving "customer confirmation".

Also, tell us how you have considered disclosing this information in your revenue recognition policy.

Note 8.  Legal Proceedings, page F-21
5. We note your disclosures regarding the 2002 settlement of your patent infringement suit against Polycom, Inc. Clarify for us the following relating to the Settlement Agreement and Patent Cross-License Agreement:
a. The amount of total cash proceeds received from Polycom (i.e. $27.5 million or $21.1 million);
b. How you accounted for the $6.4 million of legal expenses;
c. Explain why all the proceeds from the settlement were recorded as
prepaid license fees under the Cross-License Agreement. In this regard tell us why no value was assigned to the settlement of claims against Polycom;
d. Describe more fully the nature and terms of the Agreements relating to, what appears to be, an exchange of similar non-monetary items (i.e. both parties are entitled to make use of the other`s
patent portfolio for a specified period of time),   including
information about the technologies subject to the agreement and your
accounting treatment of the exchange transaction.   Specifically
address how you assessed the fair value of the technologies exchanged.

In your response, provide any additional information that supports your accounting for the Settlement Agreement and Patent Cross
License
Agreement.

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
??

??

??

??

Mr. Gerald J. Burnett
Avistar Communications Corporation
September 2, 2005
Page 1